PART II

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29.

If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tail or your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete, or misleading, the Company, its management and principal shareholders maybe liable to investors based on that information.

THE COMPANY

1. Name of issuer: *Sixty-Six Oil Field Services, Inc.*

ELIGIBILITY

2. ☒ *Check* this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding . (For more information about these disqualifications, see Question 30 of this Question and Answer form at).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or f or such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: ____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar f unction) of the issuer:

Name: *Daniel J Sobolewski* Dates of Board Service: *12/13/2021 to date*
Principal Occupation : *President, Secretary, Treasurer, and Director*
Employer: Dates of Service: *112/13/2021 to date*
Employer's principal business: *1248 Fern Forest Run Oviedo, FL 32765*

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: *President Dates of Service: 12/13/2021 to date*
Position: Secretary Dates of Service: 12/13/2021 to date
Position: Treasurer Dates of Service: 12/13/2021 to date

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ____
Employer's principal business: ____
Title: ___________________________________ Dates of Service: _______________
Responsibilities: ____

Employer: ____
Employer's principal business: ____
Title: ___________________________________ Dates of Service: _______________
Responsibilities: ____

Employer: ____
Employer's principal business: ____
Title: ___________________________________ Dates of Service: _______________
Responsibilities: ____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

    Name: *Daniel J Sobolewski*
    Title: *President, Secretary, Treasurer, and Director* Dates of Service: *12/13/2021 to date*
    Responsibilities: *managing and running the business of Sixty-Six Oil Field Services, Inc.*

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who

is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities,

calculated on the basis of voting
power.

Name of Holder	No. and Class of Securities Now Held
- - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - -
Daniel Sobolewski	*750,000 Class A-1 Preferred*

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Sixty Six Oilfield Services, Inc. a holding company among other things was for investing in and merging with companies in the ENERGY, MEDICAL, and PHARMACEUTICAL and Hospitality sectors. The Company will not rule out investments and mergers, but at this time is not actively doing so. If this changes the Company will make proper disclosure by filling Form C/A under Regulation Crowdfunding. The Company has launched a new business model: An acquisition growth company with a keen focus on Artificial Intelligence (AI), harnessing its potential to revolutionize "Affiliate Marketing eCommerce."

VISION: Sixty-Six Oilfield Services, Inc. is a cutting-edge e-commerce marketing company leveraging artificial intelligence to revolutionize online marketing strategies. Our AI-powered solutions analyze customer behavior, predict trends, and optimize marketing campaigns for maximum ROI. With a focus on personalized customer experiences, we aim to enhance brand engagement and drive sales for e-commerce businesses across various industries.

BUSINESS DESCRIPTION:

Sixty Six Oilfield Services, Inc. will offer a comprehensive suite of AI-driven marketing services tailored to e-commerce businesses. Our solutions include:

- Customer Behavior Analysis: Utilizing advanced AI algorithms to analyze customer data, including browsing history, purchase patterns, and social media interactions, to understand consumer behavior and preferences.
- Predictive Analytics: Forecasting future trends and market demand based on historical data, enabling businesses to make informed decisions and stay ahead of the competition.
- Personalized Marketing Campaigns: Creating targeted marketing campaigns tailored to individual customer preferences, increasing engagement and conversion rates.
- Dynamic Pricing Optimization: Optimizing product pricing in real-time based on market demand, competitor pricing, and customer behavior to maximize profitability.
- Chatbot Integration: Implementing AI-powered chatbots to provide personalized customer support, assist with purchasing decisions, and enhance the overall shopping experience.

MARKET ANALYSIS:

The e-commerce market is experiencing rapid growth, with more consumers turning to online shopping than ever before. According to [relevant statistics], the global e-commerce market is projected to reach [market size] by [year]. However, many e-commerce businesses struggle with fierce competition, evolving consumer preferences, and the need to deliver personalized experiences to stand out in the crowded marketplace. This presents a significant opportunity for AI-driven marketing solutions that can help businesses streamline their marketing efforts and drive sales.

MARKETING AND SALES STRATEGY:

Sixty-Six Oilfield Services, Inc. will employ a multi-faceted marketing strategy to reach potential clients and establish a strong market presence:

- Digital Marketing: Leveraging various digital channels such as social media, search engine optimization (SEO), content marketing, and email campaigns to generate leads and build brand awareness.
- Partnerships: Forming strategic partnerships with e-commerce platforms, digital agencies, and industry influencers to expand our reach and gain access to a wider client base.
- Networking: Attending industry conferences, trade shows, and networking events to connect with potential clients and industry stakeholders.
- Referral Program: Implementing a referral program to incentivize existing clients and partners to refer new business to [Company Name].

OPERATIONS PLAN:

Sixty Six Oilfield Services, Inc. will operate primarily as a technology-driven company, with a focus on developing and refining our AI algorithms and software platforms. Key operational activities include:

- Research and Development: Continuously investing in R&D to improve our AI algorithms, develop new features, and stay ahead of technological advancements.
- Client Onboarding: Providing personalized onboarding and training sessions for new clients to ensure they fully understand our services and how to leverage them effectively.
- Customer Support: Offering dedicated customer support to address any issues or concerns that clients may have and ensure their satisfaction with our services.

RISK FACTORS

RISK FACTORS
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "SSOF" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rule-making on Publication or Submission of Quotations without Specified 9200.00 amending Rule 15c2-ll under the Exchange Act ("Rule 15c2-l l," the "Amended Rule 15c2-l l "). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-l l's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-l l , shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule l 5c2-l l will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees, and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers, or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please Only Invest What You Can Afford to Lose

THE OFFERING

9. What is the purpose of this offering? Working Capital

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	*$10,000.00*	*$124,000.00*
Less: Offering Expenses (A) *Portal Success Fee 8%*(B) (C)	*$800.00*	*$9,920.00*
Net Proceeds	*$9200.00.*	$114,080.00
Use of Net Proceed		
(A) Legal	*$2000.00*	*$5000.00*
(B) Accounting & Audit	*$2000.00*	*$5000.00*
(C) Marketing and Related Expenses	*$4200.00*	*$30,000.00*
(D) General Operating Capital	*$1000.00*	*$74,080.00*
(E) Total Use of Net Proceeds	$9200.00	$114,080.00

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, in response to any unforeseen act of government or nature that might arise.

11. How will the issuer complete the transaction and deliver securities to the investors? The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company has engaged a transfer agent Securities Transfer Corporation to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned to the investor(s).

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The securities being offered are Units. Each Unit consists of one (1) Note which are "Principal Protected Simple Agreements for Future Equity" ("PP SAFE Notes"). Each Unit is $125.

Each PP SAFE Note will convert into common shares on the 366th day following the date of the close of the offering in the Company on the following basis:

1. If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $0.00125 or less, the funds invested will convert into common stock at a price which is a 30% discount from the VWAP. For example, if the VWAP is $0.010, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.007 (a 30% discount from $0.001).

2. If the VWAP is $0.00125 or more, the funds invested will convert into common stock at a price of $0.00125. In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

Fractional shares will round up to the nearest whole share.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

        (1) to the issuer;
        (2) to an accredited investor;
        (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, 24 father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

        The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer:

.

Class of Security	Security (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (*list each class in order of preference*):				
Class A-1 Preferred Stock	750,000	750,000	Yes ☒	Yes ☒
Common Stock:				
	4,000,000,000	1,398,812,000	No ☒	No ☒

18) How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class A-1 Preferred Stock converts at a ratio of (**Verify conversion Ratio**)

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities being offered? that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. Shares of the company are available on OTC Markets. As of January 21, 2024 the lowest trading price during the current month of January was a high of $0.0006 and a low of $0.0006 per share.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:** Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:** The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:** As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:** The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer: The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?
The Company has not conducted any other exempt offerings in the past three years. other than issue securities for services under the normal course of business.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations is discussed in the notes following the financials.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or l ess:	The following information or their equivalent-line item s as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and Financial statements of the issuer and its predecessors,	Financial statements must be certified by the principal executive officer of the issuer as set f forth bel ow. If financial statements are avail able that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

if any.

| (b) More than $124,000, but not more than $618,000: | Financial statements of the

issuer and its predecessors,

if any. | Financial statements must be

reviewed by a public accountant that

is independent of the issuer and must

include a signed review report.

If financial statements of the issuer |

are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

| (c) More than $618,000: | Financial statements of the issuer and its predecessors, if any. | If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:

Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. |

If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000:

Financial statements must be
reviewed by a public accountant that is independent of the issuer
and must include a signed review report.

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Ag g reg ate Offering Amount f or purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, al l entities control l ed by or under com m on control with the issuer, and al l predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form .

To determine whether the issuer has previously sol d securities in reliance on Regulation Crowdfunding f or purposes of paragraph (c) of this Question 29, "Issuer" means the issuer, al l entities controlled by or under com m on control with the issuer, and al l predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return f or the most recently completed fiscal year m ay provide information from the tax return filed f or the prior year (if any), provided that the issuer provides information from the tax return f or the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Daniel Sobolewski, certify that:

(1)   the financial statements of Sixty Six Oil Field Services, Inc included in this Form are true and complete in al l material respects; and

(2)   the tax return information of Sixty Six Oil Field Services, Inc included in this Form reflects accurately the information reported on the tax return f or Sixty Six Oil Field Services, Inc. filed for the most recently completed fiscal year.

/s/Daniel Sobolewski
President
** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer f or purposes of this Question 29, the accountant must satisfy the independence standards of either:
(i)Rule 2-01 of Regulation S-X or
(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering .

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided m ay be f or the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements f or the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to com ply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:
      (i)in connection with the purchase or sale of any security? ☐ Yes ☒ No
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain in: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      (i)in connection with the purchase or sale of any security? ☐ Yes ☒ No;
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities deal er, investment adviser, funding portal or paid solicitor
      of purchasers of securities? ☐Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal bank ing agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        (i)at the time of the filing of this offering statement bars the person from:
            (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒No
            (B) engaging in the business of securities, insurance or banking?
              ☐ Yes ☒ No
            (C) engaging in savings association or credit union activities?
              ☐ Yes ☒ No
        (ii) constitutes a final order based on a violation of any l law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        (i)suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ? ☐ Yes ☒ No
        (ii) places limitations on the activities, functions or operations of such person?
        ☐ Yes ☒ No
        (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock ? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :
        (i)any scienter-based anti-fraud provision of the federal securities laws, including without l imitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        ☐ Yes ☒ No
        (ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association f or any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service f al se representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device f or obtaining money or property through the mail by means of false representations?
☐Yes ☒ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing , which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under com m on control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form , include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading .

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

  (a) a description of the material content of such information;
  (b) a description of the format in which such disclosure is presented; and
  (c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.sixtysixoilfieldservice.com --

The issuer must continue to comply with the ongoing reporting requirements until :

  (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has f fewer than 300 holders of record;
  (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section f or at least the three most recent years and has total assets that do not exceed $10,000,000;
  (4) the issuer or another party repurchases al l of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeem able securities; or
  (5) the issuer liquidates or dissolves its business in accordance with state law.

SIXTY SIX OILFIELD SERVICES, INC
Balance Sheet

ASSETS

	March 31 2024 (Unaudited)	December 31, 2023 (Unaudited)
Current assets		
Cash and Checking	0	0
Total CurrentAssets	0	0
Total Assets	$ 0	$ 0

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31 2024 (Unaudited)	December 31, 2023 (Unaudited)
Current liabilities		
Accrued liabilities	$ 18,009	$ 18,009
L/P - Boutillier	90,624	90,624
Total current liabilities	108,633	108,633
Long Term Liabilities		
Contingent liability	643,144	643,144
Total liabilities	751,777	751,777
Stockholders' equity (deficit)		
Preferred Stock, $0.001 par value, 750,000 shares authorized; 750,000 shares outstanding at December 31, 2023 and December 31, 2022, respectively	750	750
Common stock, $0.0001 par value; 2,380,000,000 shares authorized, 1,398,812,000 and 699,991,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	1,398,812	1,398,812
Additonal Paid in Capital	0	0
Accumulated deficit	(2,151,339)	(2,151,339)
Total stockholders' (deficit)	(751,777)	(751,777)
Total Liabilities and Stockholders' Equity	$ 0	$ 0

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC
Statements of Income

	For the Three Months Ended March 31,	
	2024 (Unaudited)	2023 (Unaudited)
Sales Revenues	$ 0	$ 0
Cost of Goods Sold	0	0
Gross Profit	0	0
Operating Expenses	0	161,950
Net Operating Income	0	(161,950)
Other Income (Expense)		
Debt Forgiveness	0	0
Interest expense	0	0
Total Other Income (Expense)	0	0
NET INCOME	$ 0	$ (161,950)

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC.
Statements of Cash Flows

	For the YearsEnded December 31,	
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operations		
Net (loss)	$ 0	$ (161,950)
Adjustments necessaary to reconcile		
operations to net cash provided (used)		
Accrued Expenses	0	11,950
Other loans	0	150,000
Net cash provided (used) by		
operating activities	0	0
Cash flows from investing activities	0	0
Cash flows from financing activities		
Avances by Shareholders/Officers	0	0
Proceeds from sale of stock	0	0
Net cash provided (used) by		
financing activities	0	0
Net Increase (Decrease) in cash	0	0
Cash, Beginning of Period	0	0
Cash, End of Period	$ 0	$ 0

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC
Statement of Changes in Shareholder Equity
For the Period December 31, 2021 through March 31, 2024

	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value			
Balance - December 31, 2021	721,491,000	$ 721,491	1,000,050	$ 1,000	$ 0	$ (2,391,920)	$ (1,669,429)
Prior Period Correction						8,059	8,059
Net Profit (Loss)					0	42,241	42,241
Balance - December 31, 2022	721,491,000	$ 721,491	1,000,050	$ 1,000	$ 0	$ (2,341,620)	$ (1,619,129)
Reversal - Shares not issued	(21,500,000)	(21,500)	(250,050)	(250)			(21,750)
Prior Period Adjustments							
Judgement (Aug 2020) adjustment						(114,668)	(114,668)
Reverse Loan Forgiveness						(470,000)	(470,000)
Correction of 2021 loss						979,344	979,344
Correction of 2022 loss						350,000	350,000
Interest increase on Judgement						(42,487)	(42,487)
Eliminatioin of Accrued Expenses not due						(277,449)	(277,449)
Issuance of Common Stock	698,821,000	698,821					698,821
Net Profit (Loss)						(234,459)	(234,459)
Balance -December 31, 2023	1,398,812,000	$ 1,398,812	750,000	$ 750	$ 0	$ (2,151,339)	$ (751,777)
Net Profit (Loss)						0	0
Balance March 31, 2024	1,398,812,000	$ 1,398,812	750,000	$ 750	$ 0	$ (2,151,339)	$ (751,777)

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Period Ended March 31, 2024

Note 1 - SUMMARY DESCRIPTION OF BUSINESS

General Development and Narrative Description of Business

As used herein, the "Company" refers to Sixty Six Oilfield Services, Inc. a holding company. Historically, the company has operated under the following names:

Travel Masters until May 11, 1999
Progress Watch Corporation, Inc. effective May 11, 2014
Mobile Broadcasting Holding, Inc. effective December 31, 2015
Medically Minded Holding Corp effective December 23, 2016
Sixty Six Oilfield Services, Inc. effective March 30, 2017.
Six Six Five Energy, Inc. effective September 21, 2018

Re-domiciled to Florida on December 13, 2019 with Articles of Incorporation that changing the name to Zimmerman BioPharma Holding, Inc.; which was then amended back to Sixty Six Oilfield Services, Inc.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generally recognized when the products are shipped to the customers.

Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents –
All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Use of Estimates –
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities. Actual results could differ materially from those estimates.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are provided for the undistributed earnings as if they were to be distributed. The tax rate for the period is affected by the estimated valuation allowance against the Company's deferred tax assets. The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as recurring operating losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. The authoritative guidance issued by the FASB requires the Company to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Based on the level of deferred tax assets as of March 31, 2024 the level of historical losses realized and the fact that the Company not filed any income tax returns until recently, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance against the Company's net deferred tax assets.

Recently Adopted Accounting Standards

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, include those not yet effective, is not anticipated to have a material effect on the financial position or results of operation of the Company.

Note 3 - SHAREHOLDERS' EQUITY

At <u>March 31, 2024</u> the total number of shares of all classes of stock, which the Company shall have authority to issue is 710,050,000, consisting of 700,000,000 common shares and 10,050,000 preferred shares. The Company has designated 3,000,000 as Series A-1 Preferred Shares which has voting rights and is convertible into Common Stock equal to 80%of the total issued and outstanding common stock at the time of vote and conversion.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

Note 4 - COMMITMENTS AND CONTINGENCY

The Company has no commitments or contingencies.

Note 5 - LITIGATION

Judgement was entered against the Company in or about August 2020 for approximately $605,000, subject to increase for attorney's fees and pre and post judgment interest. This is recorded as Lawsuit expense on the income statement and lawsuit liability in liabilities on the balance sheet. This litigation was settled during Q1 2022.

Note 6 - CONTRACTUAL ARRANGEMENTS

The Company has no contractual arrangements.

Note 7 – GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern.

Note 8 – SUBSEQUENT EVENTS

In accordance with FASB ASC Topic 855, Subsequent Events, the Company evaluates events and transactions that occur after the balance sheet date for potential recognition in the financial statements. The effects of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date are recognized in the financial statements as of March 31, 2024.

In preparing these financial statements, the Company evaluated the events and transactions that occurred through the date these financial statements were issued. Nothing was noted that would require disclosure..

SIXTY SIX OILFIELD SERVICES, INC
Balance Sheet

ASSETS

	December 31, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Other assets		
Earnest Money - Altair Partners	0	100,000
Total Other Assets	0	100,000
Total Assets	$ 0	$ 100,000

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Current liabilities		
Accrued liabilities	$ 18,009	$ 3,659
L/P - Boutillier	90,624	90,624
Liabilities eliminated in 2023	0	1,624,846
Total current liabilities	108,633	1,719,129
Long Term Liabilities		
Contingent liability	643,144	0
Total liabilities	751,777	1,719,129
Stockholders' equity (deficit)		
Preferred Stock, $0.001 par value, 750,000 shares authorized; 750,000 shares outstanding at December 31, 2023 and December 31, 2022, respectively	750	1,000
Common stock, $0.0001 par value; 2,380,000,000 shares authorized, 1,398,812,000 and 699,991,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	1,398,812	721,491
Additonal Paid in Capital	0	0
Accumulated deficit	(2,151,339)	(2,341,620)
Total stockholders' (deficit)	(751,777)	(1,619,129)
Total Liabilities and Stockholders' Equity	$ 0	$ 100,000

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC
Statements of Income

| | For the Years Ended December 31, | |
| | 2023 | 2022 |
	(Unaudited)	(Unaudited)
Sales Revenues	$ 0	$ 0
Cost of Goods Sold	0	0
Gross Profit	0	0
Operating Expenses	198,171	427,759
Net Operating Income	(198,171)	(427,759)
Other Income (Expense)		
Debt Forgiveness	0	470,000
Interest expense	(36,288)	0
Total Other Income (Expense)	(36,288)	470,000
NET INCOME	$ (234,459)	$ 42,241

The Notes to the Financial Statements are an integral part of these financial statements

<p style="text-align:center">SIXTY SIX OILFIELD SERVICES, INC.
Statements of Cash Flows</p>

	For the YearsEnded December 31,	
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operations		
Net (loss)	$ (234,459)	$ 42,241
Stock issued for services	50,000	0
Adjustments necessaary to reconcile		
operations to net cash provided (used)		
Accounts Payable		(8,152)
Accrued Expenses	14,350	409,100
Judgement liability		(605,000)
Interest accrued on Judgemet	36,288	
Other loans	0	161,811
Net cash provided (used) by		
operating activities	(133,821)	0
Cash flows from investing activities	0	0
Cash flows from financing activities		
Avances by Shareholders/Officers	0	0
Proceeds from sale of stock	133,821	0
Net cash provided (used) by		
financing activities	133,821	0
Net Increase (Decrease) in cash	0	0
Cash, Beginning of Period	0	0
Cash, End of Period	$ 0	$ 0

<p style="text-align:center">The Notes to the Financial Statements are an integral part of these financial statements</p>


SIXTY SIX OILFIELD SERVICES, INC

Statement of Changes in Shareholder Equity

For the Period December 31, 2021 through December 30, 2023


	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value			
Balance - December 31, 2020	699,991,000 $	699,991	750,000 $	750 $	0 $	(1,314,000) $	(605,000)
Net Profit (Loss)	21,500,000	21,500	250,050	250	0	(1,077,920)	(1,056,170)
Balance - December 31, 2021	721,491,000 $	721,491	1,000,050 $	1,000 $	0 $	(2,391,920) $	(1,661,170)
Prior Period Correction						8,059	8,059
Net Profit (Loss)					0	42,241	42,241
Balance - December 31, 2022	721,491,000 $	721,491	1,000,050 $	1,000 $	0 $	(2,341,620) $	(1,610,870)
Reversal - Shares not issued	(21,500,000)	(21,500)	(250,050)	(250)			(21,750)
Prior Period Adjustments							
Judgement (Aug 2020) adjustment						(114,668)	(114,668)
Reverse Loan Forgiveness						(470,000)	(470,000)
Correction of 2021 loss						979,344	979,344
Correction of 2022 loss						350,000	350,000
Interest increase on Judgement						(42,487)	(42,487)
Eliminatioin of Accrued Expenses not due						(277,449)	(277,449)
Issuance of Common Stock	323,821,000	323,821					323,821
To blanance to Transfer Agent	375,000,000	375,000					375,000
Net Profit (Loss)						(234,459)	(234,459)
Balance -December 31, 2023	1,398,812,000 $	1,398,812	750,000 $	750 $	0 $	(2,151,339) $	(743,518)

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Period Ended December 31, 2023

Note 1 - SUMMARY DESCRIPTION OF BUSINESS

General Development and Narrative Description of Business

As used herein, the "Company" refers to Sixty Six Oilfield Services, Inc. a holding company. Historically, the company has operated under the following names:

Travel Masters until May 11, 1999
Progress Watch Corporation, Inc. effective May 11, 2014
Mobile Broadcasting Holding, Inc. effective December 31, 2015
Medically Minded Holding Corp effective December 23, 2016
Sixty Six Oilfield Services, Inc. effective March 30, 2017.
Six Six Five Energy, Inc. effective September 21, 2018

Re-domiciled to Florida on December 13, 2019 with Articles of Incorporation that changing the name to Zimmerman BioPharma Holding, Inc.; which was then amended back to Sixty Six Oilfield Services, Inc.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generally recognized when the products are shipped to the customers.

Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents –
All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Use of Estimates –
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities. Actual results could differ materially from those estimates.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are provided for the undistributed earnings as if they were to be distributed. The tax rate for the period is affected by the estimated valuation allowance against the Company's deferred tax assets. The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as recurring operating losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. The authoritative guidance issued by the FASB requires the Company to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Based on the level of deferred tax assets as of December 31, 2023 the level of historical losses realized and the fact that the Company not filed any income tax returns until recently, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance against the Company's net deferred tax assets.

Recently Adopted Accounting Standards

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, include those not yet effective, is not anticipated to have a material effect on the financial position or results of operation of the Company.

Note 3 - SHAREHOLDERS' EQUITY

At December 31, 2023 the total number of shares of all classes of stock, which the Company shall have authority to issue is 710,050,000, consisting of 700,000,000 common shares and 10,050,000 preferred shares. The Company has designated 3,000,000 as Series A-1 Preferred Shares which has voting rights and is convertible into Common Stock equal to 80%of the total issued and outstanding common stock at the time of vote and conversion.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

Note 4 - COMMITMENTS AND CONTINGENCY

The Company has no commitments or contingencies.

Note 5 - LITIGATION

Judgement was entered against the Company in or about August 2020 for approximately $605,000, subject to increase for attorney's fees and pre and post judgment interest. This is recorded as Lawsuit expense on the income statement and lawsuit liability in liabilities on the balance sheet. This litigation was settled during Q1 2022.

Note 6 - CONTRACTUAL ARRANGEMENTS

The Company has no contractual arrangements.

Note 7 – GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern.

Note 8 – SUBSEQUENT EVENTS

In accordance with FASB ASC Topic 855, Subsequent Events, the Company evaluates events and transactions that occur after the balance sheet date for potential recognition in the financial statements. The effects of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date are recognized in the financial statements as of December 31, 2023.

In preparing these financial statements, the Company evaluated the events and transactions that occurred through the date these financial statements were issued. Nothing was noted that would require disclosure..